Exhibit 99.2

Santiago, November 20, 2023

GG/ 299 /2023

Mrs.

Solange Berstein Jáuregui

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice – Request for cancellation of ADS registration before the SEC

Dear Mrs. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law No. 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Chilean Commission for the Financial Market (the “CMF”), we inform the following Material Event of Banco Itaú Chile (the “Bank”):

We inform that, today, the voluntary delisting of the Bank’s American Depositary Shares (“ADS”) in the New York Stock Exchange has become effective.

Pursuant to the foregoing, for purposes of continuing with the termination of the Bank’s ADS program informed through the material event notice, dated October 30, 2023, the Bank will file today a request for cancellation of the registration of the ADSs and common shares before the Securities and Exchange Commission of the United States of America (“SEC”) and termination of its reporting obligations before said entity (Form 15F).

In accordance with the applicable regulation, the Bank expects that the cancellation of the ADS registration with the SEC will be completed after 90 days from today.

Finally, it is stated that the common shares of Banco Itaú Chile will continue to be registered in the Registro de Valores of the CMF and will continue to be traded and listed in the Bolsa de Comercio de Santiago and in the Bolsa Electrónica de Chile.

Sincerely,

Gabriel Amado de Moura
Chief Executive Officer
Banco Itaú Chile